MATERIAL CHANGE REPORT

1.	Name and Address of Company

TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2500, 605 - 5th Avenue, S.W.
Calgary, AB, T2P 3H5
Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change

February 2, 2007

3.	News Release

A news release dated February 2, 2007, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CCNMatthews Newswire (Canada and U.S. disclosure package) on February 2, 2007 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change

On February 2, 2007, TransGlobe announced reserves and production for 2006 in the Republic of Yemen and in Canada, as well as the 2007 forecast.

5.	Full Description of Material Change

See the attached news release.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officers

For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 264-9898.

9.	Date of Report

February 2, 2007

Suite 2500, 605 - 5th Avenue S.W. Calgary, Alberta, Canada T2P 3H5 Tel: (403) 264-9888 Fax: (403) 264-9898 Email: trglobe@trans-globe.com Web: www.trans-globe.com
News From ...

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
2006 YEAR END RESERVES/PRODUCTION AND 2007 FORECAST

TSX: "TGL" & AMEX: "TGA"

Calgary, Alberta, Friday, February 2, 2007 - TransGlobe Energy Corporation ("TransGlobe" or the "Company") is pleased to announce reserves and production for 2006 in the Republic of Yemen and in Canada as well as the 2007 forecast.

Reserves:
Total Proved reserves for the Company increased 19% from 7,828 MBoe (“MBoe” thousand barrels of oil equivalent at 6 : 1) at December 31, 2005 to 9,341 MBoe at December 31, 2006 replacing 182% of the 1,859 MBoe produced during 2006. The major increases in proved reserves were primarily attributable to the An Nagyah field (Block S-1) and new discoveries at Osaylan (Block S-1), Godah (Block 32) in Yemen, and drilling in Canada. The An Nagyah increases were primarily associated with the performance of the Lam oil pool and recovery of condensate from An Nagyah solution gas. The proved reserves assigned at the Osaylan and Godah discoveries were limited to the existing well bores. It is expected that both discoveries will be delineated during 2007 and 2008 which should result in recognition of additional reserves. In Canada, new reserve additions associated with the 2006 drilling program at Nevis and Morningside were offset by production and by downward revisions from some properties. The majority of the 2006 Canadian drilling program (14 of 25 wells) was focused on the conversion of Proved undeveloped to Proved developed.

Total Proved plus Probable reserves for the Company increased by 11% from 10,482 MBoe at December 31, 2005 to 11,652 MBoe at December 31, 2006 replacing 163% of 2006 production. Increases in Proved plus Probable reserves in Yemen were primarily associated with the An Nagyah pool and new discoveries at Osaylan and Godah. Canadian Proved plus Probable reserves remained unchanged, as increases were offset by production and by downward revisions to some properties.

Proved	Dec. 31, 2006 MBoe *	Dec. 31, 2005 MBoe *	Increase (%)
Yemen	7,050	5,342	32%
Canada	2,291	2,486	(8)%
Total Proved	9,341	7,828	19%

Proved plus Probable
Yemen	7,999	6,814	17%
Canada	3,653	3,668	0%
Total Proved plus Probable	11,652	10,482	11%
* Working Interest before royalties.

The 2006 and 2005 year end reserves were prepared by the Company’s independent reserve evaluators, DeGolyer and MacNaughton Canada Limited, in accordance with the Canadian National Instrument (NI) 51-101 policy, utilizing the respective forecast price cases.

Disclosure provided herein in respect of Boes may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf : 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The recovery and reserve estimates of crude oil, NGLs and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, NGLs and natural gas reserves may be greater than, or less than, the estimates provided herein.

Production:
In total, the Company’s 2006 average production of 5,093 Boepd is up 2% from 4,991 Boepd in 2005. Total Company production averaged 5,472 Boepd in December 2006 up 15% from December 2005.

In Yemen, oil production averaged 4,021 Bopd in 2006, down 2% from 4,124 Bopd in 2005. On Block S-1, production increased 18% to 2,592 Bopd in 2006 due to increased production from the An Nagyah field associated with the field development. On Block 32, production averaged 1,429 Bopd in 2006 which was 26% lower than 2005 due to natural declines associated with the Tasour field. Production declines in Tasour were partially offset by the start of production from the Godah discovery in November 2006. In December, production in Yemen averaged 3,972 Bopd.

In Canada, production averaged 1,072 Boepd in 2006, up 24% from an average of 867 Boepd in 2005. In December, production averaged 1,500 Boepd with the addition of some of the Nevis coalbed methane (“CBM”) wells in mid December. It is expected that the Nevis CBM program will contribute an additional 300+ Boepd when additional compression is installed in the second quarter of 2007.

2007 Forecast:

The base 2007 forecast for total Company production is expected to average 5,300 to 5,400 Boepd from current fields in Yemen and planned development in Canada. In addition to the base 2007 forecast there is considerable upside associated with the planned exploration and appraisal drilling on Block 32 and S-1 in Yemen. During 2006, the Company had four new exploration discoveries in Yemen which will require additional evaluation, drilling and possible development in 2007/2008:

  Godah (Block 32): The Godah discovery was placed on production in November 2006 and is currently producing 1,400-1,500 Bopd (200 Bopd to TransGlobe) from two wells. A multi-well drilling program (four to six wells) is planned during 2007.
  Osaylan (Block S-1): The Osaylan #2 discovery well was placed on production on January 23, 2007 at an initial rate of 760 Bopd (190 Bopd to TransGlobe). Future plans include the re-entry and testing of Osaylan #1 (currently underway) and additional appraisal drilling on the Osaylan structure.
  Tasour 23ST (Block 32): An acid stimulation and production test is planned for the Naifa oil discovery at Tasour 23ST during the second quarter of 2007. This could lead to additional appraisal drilling and development on the Tasour Naifa discovery.
  Wadi Bayhan (Block S-1): The gas condensate test at Wadi Bayhan #2 will require additional drilling to evaluate a potential oil pool which could be developed with the nearby Osaylan pool.

A project to recover condensate from the re-injected An Nagyah associated gas and from injection gas from the An Naeem pool is expected to contribute to the 2008/2009 production when the facilities have been installed.

In addition to development work in Canada and an aggressive Exploration/Appraisal drilling program on Blocks 32 and S-1 in Yemen, the Company plans to drill exploration wells on Block 72 in Yemen and the Nuqra Block in Egypt. The first of two planned exploration wells on Block 72 (Nasim #1) commenced drilling on January 12, 2007 targeting Qishn clastics and Naifa/Sarr carbonates. In Egypt, the Company is currently mobilizing a drilling rig to the Nuqra Block to commence a two well exploration program. It is expected that the first well, Set #1, will commence drilling in the third week of February. TransGlobe recently acquired interests in two new exploration blocks in Yemen (Block 84 and Block 75). It is anticipated that seismic work will be carried out on these blocks in 2007 with drilling planned for 2008/09. Each international exploration prospect has the potential to materially impact the Company’s reserves and production going forward. It is expected that the 2007 exploration and development capital program of US$51 million will be fully funded out of cash flow, working capital and debt, if required.

The 2006 year end and fourth quarter financial results will be released mid March 2007.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, well production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:
Ross G. Clarkson, President & C.E.O.
- or -
s/s Lloyd Herrick	Lloyd W. Herrick, Vice President & C.O.O.
Executive Offices:
#2500, 605 –5th Avenue, S.W.,
Lloyd W. Herrick	Calgary, AB T2P 3H5
Vice President & C.O.O.	Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com